SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

128, Yeoi-dearo, Seoul 140-716, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Q2 ‘12 Earnings Results

I.	Performance in Q2 2012 – IFRS Consolidated Financial Data

	(Unit: KRW B)
Item	Q2 12	Q1 12	Q2 11	QoQ	YoY

Quarterly Results

Revenues	6,910	6,184	6,047	11.8%	14.3%

Operating Income	-25	-178	-48	85.7%	47.2%

Income before Tax	-78	-197	-51	60.6%	-52.4%

Net Income	-112	-129	21	13.1%	n/a

II.	IR Event of Q2 2012 Earnings Results

1. Provider of Information:	LG Display IR Team

2. Participants:	Institutional investors, Securities analysts, etc.

3. Purpose:	To present Q2 12 Earnings Results

4. Date & Time:	3:15 p.m. (KST) on July 26, 2012 in Korean

9:00 p.m. (KST) on July 26, 2012 in English

5. Venue & Method:	1) Earnings release conference:

- Auditorium, B1 floor, LG Twin Towers(East Tower), Yeoido

2) Global Conference call:

- Please refer to the IR homepage at www.lgdisplay.com

6. Contact Information

1)	Head of IR:

Heeyeon Kim, Head of IR, IR Division (82-2-3777-1620)

2)	Main Contact for Disclosure-related Matters:

Brian Heo, Assistant Manager, IR Team (82-2-3777-0978)

David Kim, Assiatant, IR Team (82-2-3777-2387)

3)	Relevant Team: IR Team (82-2-3777-1010)

III.	Remarks

i.	Please note that the presentation material for Q2 12 Earnings Results is accessible on IR homepage at www.lgdisplay.com.

ii.	Please note that the financial data included are prepared on a consolidated IFRS basis

iii.	Financial data for Q2 12 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached: Press Release

LG DISPLAY REPORTS SECOND QUARTER 2012 RESULTS

SEOUL, Korea – 26 July 2012 – LG Display [NYSE: LPL, KRX: 034220], a leading innovator of TFT-LCD technology, reported today unaudited earnings results based on consolidated K-IFRS (International Financial Reporting Standards) for the three-month period ending June 30, 2012.

•

Sales in the second quarter of 2012 increased by 12% to KRW 6,910 billion from KRW 6,184 billion in the first quarter of 2012, and increased by 14% compared with KRW 6,047 billion in the second quarter of 2011.

•

Operating loss in the second quarter of 2012 was KRW 26 billion. This compares with a loss of KRW 178 billion in the first quarter of 2012 and operating loss of KRW 48 billion in the second quarter of 2011.

•

EBITDA in the second quarter of 2012 was KRW 1,039 billion, an increase of 28% from KRW 812 billion in the first quarter of 2012 and a year-on-year increase of 23% from KRW 845 billion in the second quarter of 2011.

•	Net loss was KRW 112 billion in the second quarter of 2012 compared with net loss of KRW 129 billion in the first quarter of 2012 and net income of KRW 21 billion in the second quarter of 2011.

LG Display announced record high quarterly sales as the portion of premium product sales such as AH-IPS for smart devices and FPR 3D increased. While this resulted in significant profitability improvement, the company recorded an operating loss due to recognition of a provision related to civil litigation in the U.S.

Additionally, the Board of Directors of LG Display decided to invest KRW 1.20 trillion to convert part of the company’s 6th generation line into an LTPS (Low Temperature Poly-Silicon) line in order to meet steeply increasing demand for smart device panels.

“In the second quarter, LG Display demonstrated fast earnings improvement as a result of its highly competitive technology base. Further, the company decided to invest in converting part of its 6th generation line into LTPS in anticipation of rapid growth in the smart device panel market requiring differentiated technology,” said Dr. Sang Beom Han, CEO of LG Display. “We will also continue to secure a competitive edge through products such as large-sized OLED TV panels and this approach will serve as the basis for continuous improvements in profitability as well as further improved results in the third quarter.”

The company shipped a total of 8.55 million square meters of net display area in the first quarter of 2012, an increase of 6% quarter-on-quarter with an ASP per square meter of USD 701.

TFT-LCD panels for TVs, monitors, notebook PCs, smartbooks and mobile applications accounted for 49%, 17%, 14%, 10% and 10%, respectively, on a revenue basis in the second quarter.

With KRW 2,655 billion of cash and cash equivalents and 21% of net debt to equity ratio as of June 30, 2012, the financial structure of the company remains stable.

Outlook

The following expectations are based on information as of July 26, 2012. The Company does not expect to update its expectations until next quarter’s earnings announcement. However, the Company reserves the right to update its full business outlook, or any portion thereof, at any time and for any reason.

“Due to the uncertainty in the global economy, the industry demand growth in the third quarter is expected to be limited. Accordingly, industry panel prices are expected to continue to experience mild fluctuations within the limited range.” said Mr. James Jeong, CFO of LG Display. “Total display area shipment is anticipated to increase by a mid-single digit percentage compared to the second quarter according to seasonal demand and profitability will continue to improve based on opportunities to expand sales of high-end premium products. Our panel prices are expected to maintain stable due to the improved product mix.”

Earnings Conference and Conference Call

LG Display will hold a Korean language earnings conference on July 26, 2012, at 3:15 p.m. Korea Standard Time at the Auditorium (B1), Twin Towers, East Wing, Yeouido, Seoul, Korea. An English language conference call will follow at 9:00 p.m. Korea Standard Time, 8:00 a.m. EDT and 1:00 p.m. GMT. The call-in number is +82 (0)31-810-3061 both for callers in Korea and callers outside of Korea. The confirmation number is 9999#. Corresponding slides will be available at the Investor Relations section of the LG Display web site: www.lgdisplay.com.

Investors can listen to the conference call via the Internet at www.lgdisplay.com. To listen to the live call, please go to the Investor Relations section of the web site at least 15 minutes prior to the call to register and install any necessary audio software.

For those who are unable to participate in the call, a replay will be available for 30 days after the call. The call-in number is +82 (0)31-931-3100 both for callers in Korea and callers outside of Korea. The confirmation number for the replay is 109451#. Please receive your personal pincode prior to the conference call at http://pin.teletogether.com/eng; please insert 9999 on the main page to receive a personal pincode.

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is a leading manufacturer and supplier of thin-film transistor liquid crystal display (TFT-LCD) panels, OLEDs and flexible displays. The company provides TFT-LCD panels in a wide range of sizes and specifications for use in TVs, monitors, notebook PCs, mobile products and other various applications. LG Display currently operates eight fabrication facilities and seven back-end assembly facilities in Korea, China, Poland, and Mexico. The company has a total of 55,000 employees operating worldwide. Please visit http://www.lgdisplay.com for more information.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:
Hee Yeon Kim, Head of Investor Relations Tel: +822-3777-1010
Email: ir@lgdisplay.com

Media Contacts:
Bang-Soo Lee, Head of Public Relations	Claire Ohm, Manager, Corporate PR
LG Display	LG Display
Tel: +822-3777-1020	Tel: +822-3777-1004
Email: bsleeb@lgdisplay.com	Email: hcohm@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: July 26, 2012	By: /s/ Heeyeon Kim

(Signature)

	Name:	Heeyeon Kim

	Title:	Head of IR / IR Division